     April 25, 2008
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	OXiGENE, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 18, 2008
File No. 0-21990
Ladies and Gentlemen:
     On behalf of OXiGENE, Inc. (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter dated April 24, 2008 from Jeffrey Riedler of the Staff to Richard Chin, M.D., the Company’s President and Chief Executive Officer (the “Comment Letter”).
     As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
Schedule 14A
Proposal No. 2: The Issuance of Up to 5,708,035 Shares of Our Common Stock Under the Committed Equity Financing Facility, page 7
     1. Comment: Please include a brief discussion setting forth the specific uses of the proceeds from the issuance of stock to Kingsbridge.
     Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8.
     2. Comment: We note your brief discussion regarding the dilutive effect and potential decrease in stock price that may result in connection with the issuance of stock to Kingsbridge. Please expand your discussion to include the specific dilutive effect of issuing shares as the price of your common stock decreases. Please also discuss the reasons your stock price may decrease as a result of the issuance of stock to Kingsbridge.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
April 25, 2008

     Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8.
     3. Comment: Please revise your disclosure to include a table setting forth the specific number of shares that could be issued based on the current price. The information on the table should also include the specific discounted price that Kingsbridge would pay for the shares of common stock.
     Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8.
Summary of the CEFF, page 8
     4. Comment: It appears you are incorporating by reference to the proxy statement the purchase agreement filed as an exhibit to your Form 8-K filed on February 21, 2008. In that regard, please note that such incorporation should comply with Note D to Schedule 14A, which requires, among other things, disclosure on the last page of your proxy statement regarding the use of incorporation by reference. Please revise your document accordingly. In the alternative, please file the purchase agreement as an appendix to your proxy statement.
     Response: In response to the Staff’s comment, the Company has filed the purchase agreement as Appendix A to the proxy statement.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*      *      *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
April 25, 2008

     We hope that the above response will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4443. Thank you for your time and attention.

Sincerely,
/s/ Megan N. Gates

Megan N. Gates

cc:	Securities and Exchange Commission
Jeffrey Riedler, Esq.
Song P. Brandon, Esq.

OXiGENE, Inc.
Richard Chin, M.D.
Mr. James Murphy

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.